Exhibit 99.2

OSISKO DEVELOPMENT CORP.

Management's Discussion and Analysis

For the three and nine months ended September 30, 2024

The following management discussion and analysis ("MD&A") of the operations and financial position of Osisko Development Corp. and its subsidiaries ("Osisko Development" or the "Company") for the three and nine months ended September 30, 2024 ("Q3 2024") should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2024 and 2023, which have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements and other financial information relating to the Company included in this MD&A. Unless otherwise noted, all monetary amounts included in this MD&A are expressed in Canadian dollars, the Company’s reporting and functional currency. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Cautionary Note Regarding Forward-Looking Statements" section. This MD&A is dated as of November 12, 2024, the date the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements for three and nine months ended September 30, 2024 following the recommendation of the Audit and Risk Committee.

Osisko Development is a North American gold development company. The Company exists under the Canada Business Corporations Act and is focused on developing its principal mining assets, including the Cariboo Gold Project located in British Columbia, Canada (the "Cariboo Gold Project") and the Tintic project, located in Utah, U.S.A. (the "Tintic Project"). Osisko Development's common shares (the "Common Shares") are listed on the New York Stock Exchange ("NYSE") and the TSX Venture Exchange ("TSX-V") under the symbol ODV.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Non-IFRS Financial Measures

This MD&A contains certain non-IFRS (as defined herein) measures including, "all-in sustaining cost" (or "AISC") and "cash cost". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. Cash costs are a non-IFRS measure reported by the Company on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administration costs and royalties but exclude depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. Management believes that such measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, such as Cost of sales.

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes "forward-looking information" within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company (collectively, the "Forward-Looking Information"). Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof, of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: risks relating to capital markets and the availability of future financing on the term acceptable to the Company (or at all); the ability of the Company to meet its financial obligations as they become due; actual operating cash flows, operating costs, free cash flows, mineral resources and reserves and other costs differing materially from those anticipated; changes in project parameters; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; actual results of current exploration activities; variations in mineral resources, mineral reserves, mineral production, grades or recovery rates or optimization efforts and sales; failure to obtain, or delays in obtaining, governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; risks relating to foreign operations; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; inability to achieve the business and project milestones as anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; outbreak of diseases and public health crises; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risk and Uncertainties" in this MD&A and "Risk Factors" in the Company’s annual information form for the year ended December 31, 2023; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the issuer profiles of the Company.

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the business of the Company. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company.

Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this MD&A. All of the Forward-Looking Information in this MD&A is qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company concerning the mining industry and the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Company does not undertake any obligation to update any of the Forward-Looking Information in this MD&A, except as required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). As such, the information contained in this MD&A concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

1.OUR BUSINESS

Osisko Development is a Canadian-based exploration and development company focused on past-producing properties located in mining friendly jurisdictions with district scale potential. The Company’s objective is to become a continental North American intermediate producer of precious metals, through curating and advancing a portfolio of development projects and investments with potential for value creation. The principal mining assets wholly owned through subsidiaries of the Company as of September 30, 2024, are as follows:

●	Cariboo Gold Project (Permitting – British Columbia, Canada) (the "Cariboo Gold Project"), owned and operated by Barkerville Gold Mines Ltd. ("Barkerville").
●	Tintic Project (including, the Trixie test mine located within the Company’s wider Tintic Project) (Test mining and exploration – Utah, United States) (the "Tintic Project"), owned and operated by Tintic Consolidated Metals LLC ("Tintic").

The Board of Directors of the Company has authorized a strategic review of the San Antonio Project, which includes exploring the potential for a financial or strategic partner in the asset or for a full or partial sale of the asset. The Company has engaged a financial advisor in connection with the strategic review.

As an exploration and development stage corporation, the Company does not generate sufficient cash flows to advance the evaluation and development of its various projects and properties and has historically relied on equity and debt funding to maintain financial liquidity. Continued adequate financial liquidity is dependent on management's ability to secure additional

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

financings in the future; however, there can be no assurance that the Company will be able to obtain adequate financings in the future, or at terms favourable to the Company (refer to "Liquidity and Capital Resources").

The accompanied unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, Management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The working capital position as at September 30, 2024, will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the period ending September 30, 2025. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

2.FINANCIAL AND OPERATING HIGHLIGHTS

The table below provides selected financial information relating to Osisko Development's performance for the three and nine months ended September 30, 2024 and relevant comparable periods in 2023:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
(In thousands of dollars)	$	$	$	$

Revenues	161	10,421	4,560	24,719
Operating loss	(15,562)	(16,453)	(49,518)	(53,581)
Net loss	(33,864)	(7,123)	(70,532)	(43,778)
Basic and diluted EPS	(0.40)	(0.08)	(0.83)	(0.53)
Cash Flows used in operating activities	(12,261)	(9,081)	(34,569)	(33,649)

Statistics
Meters drilled - Exploration	—	1,270	2,325	6,107
Gold sold (ounces)	47	3,867	1,471	9,222

3.HIGHLIGHTS – Q3 2024

The following summarizes Osisko Development's financial and operational highlights in Q3 2024:

Sustainability and Permitting
There are no environmental issues to report in Q3 2024.

Operations and financial

Three months ended September 30, 2024 and 2023
●	In Q3 2024, the Company generated revenues of $0.2 million and incurred an operating loss of $15.6 million compared to $10.4 million and $16.5 million respectively, for Q3 2023. The decrease in revenues in Q3 2024 compared to Q3 2023 is mainly attributable to the reduction of sales from the Tintic Project and the San Antonio Project as both projects were in care and maintenance during Q3 2024. The lower operating loss in Q3 2024 compared to Q3 2023 is primarily due to the decrease in the general level of activities at those two projects.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

●	In Q3 2024, the Company incurred a net loss of $33.9 million compared to a net loss of $7.1 million in Q3 2023. The increase in net loss is primarily due to a higher foreign exchange loss and a decrease in the fair value of the warrant liability in Q3 2024 compared to Q3 2023, offset by the reasons noted above.
●	The net cash flows used in operating activities in Q3 2024 amounted to $12.3 million compared to $9.1 million in Q3 2023. The increase in cash flows used in operating activities is primarily due to the decrease in revenues and the related impact on each project’s respective working capital and partially offset by the reduction in the general operating activities at the Tintic Project and the San Antonio Project.
●	Additions to mining interests, property, plant and equipment and exploration and evaluation expenses for Q3 2024 amounted to $10.8 million compared to $11.7 million in Q3 2023. The decrease is primarily due to a reduction in mining development activities, mainly related to the decrease in exploration spending at the Tintic Project.
●	Net cash inflows in financing activities amounted to $31.9 million in Q3 2024 compared to cash outflows amounting to $1.7 million in Q3 2023. The increase in cash provided by financing activities in Q3 2024 compared to Q3 2023 is explained by a second drawdown in September 2024 of US$25.0 million ($33.8 million) under the Credit Facility, net of fees.

Nine months ended September 30, 2024 and 2023

●	During the first nine months of 2024, the Company generated revenue of $4.6 million and incurred an operating loss of $49.5 million compared to $24.7 million and $53.6 million respectively, in the first nine months of 2023. The decrease in revenue is mainly attributable to the decrease of revenue from all projects as they were in care and maintenance during the first nine months of 2024. The lower operating loss is primarily due to the decrease in the overall level of activities and by an impairment of assets of $5.4 million.
●	During the first nine months of 2024, the Company incurred a net loss of $70.5 million compared to a net loss of $43.8 million in the first nine months of 2023. The decrease in operating loss in 2024, due to the reasons noted above, was offset by an increase in finance costs related to credit agreement as described below, entered in 2024 and a foreign exchange loss recorded in 2024 compared to a gain in the corresponding period in 2023.
●	The net cash flows used in operating activities in the first nine months of 2024 amounted to $34.6 million compared to $33.6 million in the first nine months of 2023. The increase is primarily due to the impact on working capital from the reduction in activities at the Tintic Project and the San Antonio Project.
●	Additions to mining interests, property, plant and equipment and exploration and evaluation expenses in the first nine months of 2024 amounted to $32.9 million compared to $57.5 million in 2023. The decrease is primarily due to a reduction in mining development activities, including a decrease in exploration spending at the Cariboo Gold Project and at the Tintic Project.
●	Net cash inflows from financing activities amounted to $59.4 million in the first nine months of 2024 compared to net cash inflows of $48.8 million in 2023. In 2023, the Company completed a bought deal financing of $51.8 million and in 2024, the Company entered into a credit agreement as described below.
Exploration Activities
●	On August 7, 2024, the Company provided an update on exploration activities at the Tintic Project, including the results of recently completed surface and underground diamond drilling targeting potential copper-gold-molybdenum porphyry centers, underground chip sampling at Trixie, and ongoing target generation work. For additional information, please refer to the Company’s news release dated August 7, 2024 and entitled “Osisko Development provides exploration update at Tintic Project” filed on www.sedarplus.ca.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Corporate Updates
●	Effective July 4, 2024, as part of its annual compensation review, the Board of Directors approved the grant of an aggregate of 2,797,400 incentive stock options and an aggregate of 371,800 restricted share units to certain senior officers of the Company in accordance with the terms of the Company’s Option and RSU plans.
US$50 Million Credit Facility
●	On March 1, 2024, the Company, as guarantor, and Barkerville, its wholly owned subsidiary, as borrower, entered into a credit agreement with National Bank of Canada, as lender and administrative agent, and National Bank Financial Markets, as mandated lead arranger and sole bookrunner, in connection with a US$50 million delayed draw term loan that can be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo Gold Project (the "Credit Facility"). In June 2024, the Company entered into an amending agreement to the credit agreement that provides for, among other things:
-An 8-month extension to the maturity date, moving it to October 31, 2025 (from March 1, 2025). This extension was subject to the Company completing a capital raise of at least US$20 million by October 31, 2024. With the closing of the two tranches of the non-brokered financing, totaling gross proceeds of US$34.5 million in October 2024, the maturity date has been extended to October 31, 2025.; and
-a reduction in the mandatory prepayment amount to 50% of each incremental dollar raised in excess of US$25 million in respect of certain financings, allowing the Company to preserve 50% of such proceeds. There are no mandatory prepayment requirements for amounts up to US$25 million.
-	On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn as a Term Benchmark Loan under the Credit Facility, net of US$0.7 million ($0.9 million) of fees.

On September 4, 2024, an amount of US$25.0 million ($33.8 million) was drawn as a Term Benchmark Loan under the Credit Facility, net of US$0.7 million ($1.1 million) of fees.

In connection with the closing of the private placements described in section “Highlights – Subsequent to Q3 2024” of this MD&A, the maturity date of the Credit Facility was extended to October 31, 2025.

Other
●	On July 22, 2024, the Company temporarily paused non-essential activities at its Cariboo Gold Project following a wildfire evacuation order that included the Cariboo Gold Project. The wildfire evacuation order was lifted on July 25, 2024, and normal course operations and site activities at the Cariboo Gold Project resumed on July 26, 2024. The mine site infrastructure was unaffected by the wildfires.

4.HIGHLIGHTS – SUBSEQUENT TO Q3 2024

●	The Company completed a non-brokered private placement of units pursuant to which the Company issued an aggregate of 19,163,410 units at a price of US$1.80 per unit for gross proceeds of approximately US$34.5 million, comprising (i) 13,426,589 units at a price of US$1.80 per unit for gross proceeds of approximately US$24.2 million, which closed on October 1, 2024 and (ii) 5,736,821 units at a price of US$1.80 per unit for gross proceeds of approximately US$10.3 million, which closed on October 11, 2024. Each unit consists of one common share of the Company and one common share purchase warrants of the Company entitling the holder of each common share purchase warrant to purchase one additional common share at a price of US$3.00 on or prior to October 1, 2029.

Following the completion of the non-brokered private placement described above and pursuant to the Credit Facility agreement, the Company completed a mandatory prepayment of US$4.6 million on October 29, 2024.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

●	On November 12, 2024, the Company completed a brokered private placement pursuant to which the Company issued an aggregate of 31,946,366 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$57.5 million, including the exercise in full of the options granted to the agents of the offering (the "Offering"). Each unit consists of one common share of the Company and one common share purchase warrant of the Company entitling the holder thereof to purchase one additional common share at a price of US$3.00 on or prior to October 1, 2029. In connection with the brokered private placement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds.

The Offering included a lead order from Condire Investors, LLC ("Condire"), an investment firm based in Dallas, Texas, resulting in an approximate 8.8% holding in the Company's issued and outstanding common shares immediately following the closing of the Offering (on a non-diluted basis). Concurrently with the Offering, the Company and Condire have agreed to find a mutually agreeable addition to the Company’s Board of Directors or, alternatively, a Board observer.

5.MANAGEMENT AND BOARD COMPOSITION

The Board of Directors of Osisko Development includes, as elected at the Company’s annual meeting of shareholders on May 7, 2024: Sean Roosen (Chair), Charles E. Page (Lead Director), Marina Katusa, Michele McCarthy, Duncan Middlemiss and David Danziger.

Management of Osisko Development includes Sean Roosen (Chair of the Board of Directors and Chief Executive Officer), Chris Lodder (President), Éric Tremblay (Chief Operating Officer). Alexander Dann (Chief Financial Officer and Vice President, Finance) and Laurence Farmer (General Counsel and Vice President, Strategic Development).

6.EXPLORATION AND EVALUATION / MINING DEVELOPMENT ACTIVITIES

As of the date of this MD&A, the Company’s only material properties are the Cariboo Gold Project and the Tintic Project. The following sets out the key milestones, estimated timing and costs in respect of the Company’s material mineral projects, based on the  Company’s reasonable expectations and intended courses of action and current assumptions and judgement, as at September 30, 2024.

Main projects upcoming milestones

Key Milestones for Projects	Expected Timing of Completion	Anticipated Remaining Costs*
Cariboo Gold Project(1)
Bulk Sample	Q1 2025	$11.1 million
Water and Waste Management	Q4 2024	$5.6 million
Electrical and Communication	Q4 2024	$0.7 million
Management, environmental, and other pre-permitting work	Q4 2024	$2.4 million
Permitting	Completed – Q3 2024	$nil
Tintic Project
Regional Drilling – Phase I	Completed – Q2 2024	$nil
Regional Drilling – Phase II	Q2 2025	$0.8 million

*As at September 30, 2024

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Notes:

(1)	The expenditures disclosed in this table include amounts approved by the Board of Directors up until the end of December 2024. Additional expenditures will be required to complete certain of the milestones and are subject to approval by the Board of Directors.

Readers are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See "Cautionary Note Regarding Forward Looking Statements".

6.1.Cariboo Gold Project – British Columbia, Canada

The Cariboo Gold Project is an advanced stage gold exploration project 100%-owned by the Company located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada, that extends for approximately 77 kilometres from northwest to southeast. The Company’s total land package consists of 443 mineral titles and covers an area of approximately 185,640 hectares. On November 21, 2019, Osisko Gold Royalties Ltd ("OGR") acquired the Cariboo Gold Project through the acquisition of Barkerville. The project was part of the OGR contributed assets that created the Company on November 25, 2020.

Technical reports and mineral resource estimate

The Company completed a Feasibility Study ("FS") for the Cariboo Gold Project with an effective date of January 12, 2023. The scientific and technical information contained in this MD&A relating to the Cariboo Gold Project is supported by the technical report filed in respect of the FS on the Cariboo Gold Project titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (as amended January 12, 2023) with an effective date of December 30, 2022 (the "Cariboo FS"), which was prepared for the Company by Colin Hardie, P. Eng, Mathieu Bélisle, P. Eng, Katherine Mueller, P. Eng., John Cunning, P. Eng., Paul Gauthier, P. Eng., Aytaç Göksu, P. Eng, Saileshkumar Singh, P. Eng., Éric Lecomte, P. Eng., Vincent-Nadeau Benoit, P. Geo., Carl Pelletier, P. Geo, Jean-François Maillé, P. Eng., Keith Mountjoy, P. Geo., Michelle Liew. P. Eng., David Willms, P. Eng., Timothy Coleman, P. Eng., Thomas Rutkowski., P. Eng., and Laurentius Verburg., P. Geo. Information relating to the Cariboo Gold Project and the Cariboo FS provided herein is qualified in its entirety by the full text of the Cariboo FS, which is available electronically on the   Company’s website or on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company’s issuer profile, including the assumptions, qualifications and limitations therein.

The Cariboo FS contemplates a staged, lower capital intensity project design with scalable infrastructure to account for the current global inflationary environment. Management believes that this approach to developing the Cariboo Gold Project may mitigate development capital intensity risks while providing an opportunity to maximize margins. The Company anticipates that the potential development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totaling approximately 80 km of mineralization. A summary of the Cariboo FS results is presented below:

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

METRIC	UNIT	PHASE 1	PHASE 2	TOTAL LOM
Base Case Assumptions
Gold Price	US$/oz		1,700
Exchange Rate	CAD:USD		0.77
Discount Rate	%		5.0%
Production
Mine Life	years	3	9	12
Total Ore Mined	tonnes	1,542,471	15,160,983	16,703,454
Average Throughput	tpd	1,500	4,900	4,056
Average Gold Head Grade, diluted	g/t Au	4.43	3.72	3.78
Total Contained Gold	oz	219,488	1,811,665	2,031,152
Average Gold Recovery Rate	%	93.6%	91.8%	92.0%
Total Recovered Gold, payable	oz	205,419	1,663,436	1,868,856
Average Annual Gold Production	oz/year	72,501	193,798	163,695
Unit Operating Costs
Underground Mining	$/t mined	77.6	51.1	53.6
Processing	$/t mined	37.1	25.3	26.4
Concentrate Transport	$/t mined	17.3	3.5	4.8
Water and Waste Management	$/t mined	18.4	6.1	7.2
General and Administrative	$/t mined	19.4	9.8	10.7
Total Unit Operating Costs	$/t mined	169.8	95.8	102.7
Operating Costs
Total Cash Costs[2]	US$/oz	1,149	748	792
AISC[2]	US$/oz	1,634	886	968
Capital Expenditures[3]
Initial Capital	$M	137.3	—	137.3
Expansion Capital	$M	—	451.1	451.1
Sustaining Capital	$M	134.2	332.4	466.6
Total	$M	271.5	783.5	1,055.0

Notes:

1.	Totals may not add up due to rounding.
2.	This is a non-IFRS measure. Refer to Non-IFRS Financial Measures.
3.	Capital Expenditures do not include sunk costs ($2.5M) nor pre-permit expenses ($64.8M).

Mineral Resources Estimate

The Cariboo FS includes an updated Mineral Resources estimate incorporating an additional 35,578 meters of drilling data from Shaft, Valley, and Lowhee completed since May 24, 2022 being the effective date of the technical report titled "Preliminary Economic Assessment for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated May 24, 2022 for the deposits of Cow Mountain (Cow and Valley Zones), Island Mountain (Shaft and Mosquito Zones), and Barkerville Mountain (Lowhee and KL Zones). This resulted in an increase of 6% of total gold ounces in the Inferred Resources category. Measured and Indicated resources are exclusive of Mineral Reserves. Mineral Resources have an effective date of November 11, 2022.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Table 5: Cariboo Mineral Resources Statement – November 11, 2022

	Tonnes	Gold Grade	Contained Gold	Silver	Contained
Classification / Deposit	(000's)	(g/t)	(000's oz)	Grade (g/t)	Silver (000's oz)
Measured	—	—	—	—	—
Bonanza Ledge	47	5.06	8	—	—
Indicated
Bonanza Ledge	32	4.02	4	—	—
BC Vein	1,030	3.12	103	—	—
KL	386	3.18	39	—	—
Lowhee	1,368	3.18	140	0.23	10
Mosquito	1,288	3.68	152	0.08	3
Shaft	4,781	3.39	523	0.06	9
Valley	2,104	3.14	213	0.09	6
Cow	3,644	3.31	388	0.09	11
Total Indicated	14,635	3.32	1,564	0.09	39
Inferred
BC Vein	461	3.55	53	—	—
KL	1,918	2.75	169	—	—
Lowhee	445	3.34	48	0.10	1
Mosquito	1,290	3.55	147	0.01	0
Shaft	6,468	3.84	800	0.01	1
Valley	2,119	3.30	225	0.02	1
Cow	2,769	3.03	270	0.00	0
Total Measured & Indicated	14,682	3.33	1,571	0.09	39
Total Inferred	15,470	3.44	1,712	0.01	4

Notes:

1.  Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.

The Mineral Resource Estimate conforms to the 2014 CIM Definition Standards on Mineral Resources and Reserves and follows the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

3.

A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the Au gold grade of the adjacent material when assayed or a value of zero when not assayed.

4.

The estimate is reported for a potential underground scenario at a cut-off grade of 2.0 g/t Au, except for Bonanza Ledge at a cut- off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $54.32/t; a processing and transport cost of $22.29/t;a G&A plus Environmental cost of $15.31/t; and a sustaining CAPEX cost of $31.19/t. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

5.	Bulk density varies from 2.69 g/ cm3 to 3.20 g/ cm3.
6.

A four-step capping procedure was applied to composited data. Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m. High-grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.

7.

The gold Mineral Resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The silver Mineral Resources and the dilution halo gold mineralization were estimated using Datamine StudioTM RM Pro 1.11. The OK method was used. Mineral Resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

8.	Results are presented in situ. Calculations used metric units (meters, tonnes, g/t). Any discrepancies in the totals are due to rounding effects.

Mineral Reserves Estimate

Probable Mineral Reserves of 16.7 Mt grading 3.78 g/t Au for 2.03 Moz of contained gold in underground deposits, as defined below, have an effective date of December 6, 2022 and form the basis of the Cariboo FS. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability were classified as Mineral Reserves, incorporating an external mining dilution factor of 8% into the Mineral Reserves estimate.

Table 6: Cariboo Mineral Reserves Statement – December 6, 2022

	Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained
Classification / Deposit	(000's)	(g/t)	(000's oz)	(g/t)	Silver (oz)
Proven	—	—	—	—	—
Probable
Cow	4,127	3.41	453	0.08	11,018
Valley	3,445	3.70	410	0.14	15,059
Shaft	7,962	3.87	990	0.02	4,473
Mosquito	603	4.93	95	0.03	619
Lowhee	567	4.56	83	0.21	3,786
Total Proven and Probable Reserves	16,703	3.78	2,031	0.07	34,955

Notes:

1.	Totals may not add up due to rounding.
2.	Mineral Reserves have been estimated in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), which are incorporated by reference in NI 43-101.
3.	Mineral Reserves used the following assumptions: US$1,700/oz gold price, USD:CAD exchange rate of 1.27, and variable cut- off value from 1.70 g/t to 4.00 g/t Au
4.	Mineral Reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 8%. The average mining recovery factor was set at 93.6% to account for ore left in each block in the margins of the deposit.

The mineral resource estimate is built upon over 650,000 meters of core from the 2015 to 2021 drill campaigns, and historically verified drill data using a total of 4,064 drill holes. A strong understanding of the controls of mineralization enabled Osisko Development's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

On December 31, 2022, the Cariboo gold project was written down to its net estimated recoverable amount of $435.7 million which was determined by the value-in-use using a discounted cash-flow approach and reflected as an impairment of Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the Cariboo gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the discount rate of 12.6% applied to the cash flow projections.

Permitting and EA Process

Osisko Development started the EA Process in the spring of 2019 for the Cariboo Gold Project.

On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. At the time, these amendments supported the employment of additional workers at the mine. The expansion of the Bonanza Ledge II Project allowed for continuity of certain mining activities while the Cariboo Gold Project

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

environmental assessment was underway. In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000 tonnes of mineralized material, the development of a portal and 2,200 m of drift to access the mineral deposit.

On October 10, 2023, the Company announced that it received an Environmental Assessment ("EA") Certificate for the  Company’s 100%-owned Cariboo Gold Project. The EA Certificate was granted by the Environmental Assessment Office of the Province of British Columbia ("EAO") and is supported by approval decisions from The Honourable George Heyman, Minister of Environment and Climate Change Strategy and The Honourable Josie Osbourne, Minister of Energy, Mines and Low Carbon Innovation. Receipt of the EA Certificate successfully concludes the EA process for the Cariboo Gold Project launched in October 2019, and completed in consultation with and support of the First Nations partners. On November 7, 2024, the Company announced that while it had yet to reach an agreement with the Xatśūll First Nation, it would continue to engage and consult with Xatśūll First Nation including after decision on the granting of the permits.

On May 31, 2023, the Company submitted its Joint Permit Application ("JPA") and passed the screening phase of the permit in September 2023 after submitting the final, revised application. Through 4 rounds of review from the Mine Review Committee, the Company responded to, addressed, and closed over 1,800 comments from various stakeholders.

The BC Mines Act permit has been referred for decision to the statutory decision maker in the BC Ministry of Energy, Mines and Low Carbon Innovation. The review of the Environmental Management Act permits has been completed, as well, and the Company is awaiting referral thereof to the statutory decision maker in the immediate future. The Company anticipates receiving final decisions in Q4 2024.

Cariboo Gold Project – Permitting Timeline Summary

As of September 30, 2024, the Cariboo Gold Project is in advanced stages of permitting and the history of the process is summarized in the following highlights:

●	Signing Ceremony on October 23, 2022 with Lhtako Dené First Nation's Elders and Members in Wells and Quesnel was an important event for the life of project agreement between Lhtako Dene First Nation and Osisko Development highlighting the importance of our partnership and mutual support and benefits.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

●	The Revised Application for the EA Process was submitted to the EAO of British Columbia on October 14, 2022 for the Cariboo Gold Project. The 1,700 comments received by the different reviewers were successfully addressed.
●	In parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry on September 30, 2022. Received the IRT in November 2022.
●	All drilling and geologic modeling work has been completed.
●	All permits were received for the bulk sample in the Lowhee deposit area, which includes 2,200 metres of underground development and the removal of 10,000 tonnes of mineralized material for further sorter testing.
●	Outside of the Cariboo Gold Project area there are 38 mineralized target zones, 21 of which require follow-up and 12 that are high quality drill-ready targets, demonstrating the years of ongoing exploration in the mineral rights held by Osisko Development around the Cariboo Gold Project.

Bulk Sample

●	During Q1 2024, under an existing provincial permit, the Company commenced an underground development drift from the existing Cow Portal into the Cariboo Gold Project's mineral deposit at Lowhee Zone. The objective of the bulk sample work program is to reach the ore body and extract a 10,000 tonne bulk sample of mineralized material for ore sorter, heavy equipment testing and mining tests.
●	To date, approximately 1,050 meters of development has been completed or approximately 90%, with another 122 meters remaining to reach the target area.
●	The Company anticipates completing the bulk sample program and results thereof in Q1 2025.

Optimized Feasibility Study

●	The Company is advancing work on an optimized feasibility study ("OFS") for the Cariboo Gold Project, which is expected to be completed in Q2 2025. The scope of the OFS will take into account and include, among other things, certain mining and processing flowsheet optimizations including an accelerated development timeline to 4,900 tonnes per day throughput, updated metal price and foreign exchange assumptions, and updated operating and capital cost estimates to reflect the current environment. The OFS will follow the framework set out in the existing ongoing permitting process.
2024 Objectives for the Cariboo Gold Project
●	Continue permitting activities of the Cariboo Gold Project at a throughput rate of 4,900 tonnes per day with the inclusion of the Lowhee Zone.
●	Complete detailed engineering on reclamation work, water treatment and waste management for the start-up of the Cariboo Gold Project.
●	Continue stakeholder engagement and consultation with Xatśūll First Nation and District of Wells to facilitate an agreement being reached with stakeholders.
●	Commence detailed engineering of the transmission line for connection to the BC Hydro grid.
●	Complete the bulk sample.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

6.2.Bonanza Ledge II Project – British Columbia, Canada

The Bonanza Ledge II project is a small scale and short life project that was put into care and maintenance in early June 2022. The project allows the Company to facilitate (i) opportunities for managing historical reclamation obligations inherited by the Company, (ii) hands on training and commissioning of the Company’s mining and processing complex for the Cariboo Gold Project and (iii) the maintenance of the economic and social benefits for the First Nations partners and communities. While working through the environmental assessment review, permitting process and the NI 43-101 technical report for its Cariboo Gold Project, the Company produced approximately 11,424 gold ounces at its Bonanza Ledge II project.

The Company started mining operations at its Bonanza Ledge II project in the first quarter of 2021 as it was granted in Q1 2021, a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia. The Company announced on October 27, 2021 receipt of the final amendments for the Bonanza Ledge II mine and QR mill permits. The underground portal was completed in Q4 2021.

Please see the caution section "Risk Factors: Operations Not Supported by a Feasibility Study".

2024 Objectives
●	Improve Water Treatment Plant ("WTP") at Bonanza Ledge II to treat nitrate species and QR Mill to remove and manage WTP retentate.

6.3.Tintic Project – Utah, U.S.A.

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The area of the Tintic Project owned or controlled by Osisko Development comprises 1,370 claims totaling 7,601 ha (18,783 acres) of patented mining claims (22 of which are leased patented claims) and a further 110 mining claims of approximately 731 ha (1,807 acres), which are unpatented. Osisko Development owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.

Scientific and technical information relating to the Tintic Project and the updated mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE"), including information provided in the table "2024 Trixie MRE (all zones)" and the assumptions, qualifications and limitations thereof, is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" and dated April 25, 2024 (with an effective date of March 14, 2024), prepared for the Company by independent representatives of Micon International Limited, being William Lewis, P. Geo, and Alan J. San Martin, MAusIMM(CP). Reference should be made to the full text of the 2024 Trixie MRE technical report, which was prepared in accordance with NI 43-101 and is available electronically on the Company’s website, SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company’s issuer profile.

Acquisition of Tintic

On May 27, 2022, Osisko Development acquired 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company ("Chief"). Immediately following the closing of the transaction, Chief completed a merger with a newly formed subsidiary of the Company (the "Merger"), such that, following completion of the Merger, Chief is now owned by the Company. The total consideration to the vendors in the aggregate amount of approximately US$156.6 million ($199.5 million), comprised of: (i) cash payments of approximately US$58.7 million ($74.7 million), (ii) the issuance to the sellers of convertible instruments amounting to $10.8 million (iii) the issuance of 12,049,449 common shares of the Company and, (iv) Deferred consideration and contingent payments fair valued at $15.1 million.

The deferred payments consist of an amount of US$12.5 million payable in equal instalments annually over five years in cash or shares at the Company’s election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of the

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Company for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from the Tintic Project since January 1, 2018 and sitting on surface; and (iv) US$10 million contingent upon commencement of production at the Burgin Mine.

With the completion of the transaction, the Company acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District. Tintic's ongoing exploration work has demonstrated potential for expansion and further discovery both at the Trixie test mine and the broader land package. It is hoped that the acquisition of Tintic will, as a result of exploration efforts, serve to accelerate the Company’s path towards becoming a mid-tier gold producer and add further opportunity to explore and develop another project in its portfolio.

Exploration Program

The Tintic Project consists of 23 past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of more than 20,500 acres (8,333 ha), including 18,783 acres (7,601 ha) of patented mining claims.

In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totaling approximately 8,442 m and 62 underground diamond drill ("DD") holes in the 625 level at Trixie totaling approximately 3,232 m using two surface RC rigs and two underground diamond drill rigs. Continuous underground face samples were collected along all development at Trixie, and together with drill results, formed the basis of an initial mineral resource estimate at Trixie completed in January 2023.

In 2023, the Company completed 73 underground DD holes at Trixie totaling approximately 6,028 m (19,776 ft). All assays from 2023 have now been finalized.  For additional information please refer to the Company’s news release dated February 22, 2024.

Between December 2023 and May 2024, the Company completed two surface DD holes at the Big Hill target area totaling approximately 2,920 m (9,581 ft). Results of the drilling are currently being used to vector towards future exploration targets. In 2023, the Company completed a total of 6,028 m (19,776 ft) of underground drilling in 73 diamond drill holes at Trixie. Assays were finalized up to hole TRXU-DD-23-069 and were included in the 2024 Trixie MRE.

The 2024 Trixie MRE incorporated an additional 1,674 underground chip samples over 1,678 m (5,507 ft) of underground development, and 7,385 m of drilling (24,229 ft) in 122 holes completed by the Company since the release of the Initial Trixie MRE, with an effective date of January 10, 2023.

	2024 Trixie MRE Statement
			Contained		Contained
	Tonnes	Au Grade	Gold	Ag Grade	Silver
Classification	(000's)	(g/t)	(000's oz)	(g/t)	(000's oz)
Measured	120	27.36	105	61.73	238
Indicated	125	11.17	45	59.89	240
Measured and Indicated	245	19.11	150	60.8	478
Inferred	202	7.8	51	48.55	315

Notes

1.	Effective date of the 2024 Trixie MRE is March 14, 2024.
2.

Each of Mr. William Lewis, P.Geo., of Micon International Limited and Alan J. San Martin, MAusIMM(CP), of Micon International Limited (i) has reviewed and validated the 2024 Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of NI 43-101, and (iii) is a "qualified person" within the meaning of NI 43-101.

3.

The mineral resources were estimated using the Canadian Institute of Mining ("CIM"), Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" adopted by the CIM council.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

4.

Mineral resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6.

Geologic modelling was completed by Osisko Development modeling geologist Jody Laing, P.Geo, using Leapfrog Geo software. The 2024 Trixie MRE was completed by Osisko Development chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM 2.0 software. William Lewis and Alan J. San Martin of Micon International Limited independently reviewed and validated the mineral resource model.

7.

The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.32 g/t Au was calculated using a gold price of US$1,750/oz, a CAD: USD exchange rate of 1.3; total mining, processing and G&A costs of US$168.04/imperial ton; a refining cost of US$2.65/ounce; a combined royalty of 4.50%; and an average metallurgical gold recovery of 80%.

8.

The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of US$23/oz and metallurgical silver recovery of 45%.

9.	Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m3), T3 (2.638 T/m3), T4 (2.618 T/m3), Wild Cat, and 40 Fault (2.621 T/m3), and 75-85 (2.617 T/m3) domains.
10.	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
11.

The 2024 Trixie MRE results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

12.

Neither the Company nor Micon International Limited’s qualified persons are aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the 2024 Trixie MRE.

Developments in 2024 Objectives

In 2024, the Company completed surface exploration drilling for porphyry copper-gold-molybdenum at the Big Hill target. A total of 9,581 feet (2,920 meters) between two drill holes were drilled at Big Hill, which completed the initial proposed drill plan for Big Hill. The first drill hole was completed to a depth of 1,297 meters (4,257 feet) when it transitioned out of the prospective alteration zone. The second drill hole was repositioned at a modified angle and completed to a depth of 1,623 m (5,324 ft). At Trixie, a drill hole was completed to a depth of 759.6 meters (2,492 ft) when it crossed the Eureka Lily Fault to the east and out of the prospective alteration zone.

As part of a Phase II regional drilling program, the Company intends to proceed with two drill holes on the Big Hill West and Zuma porphyry targets in the coming months.

Data compilation from historic mines in the area is ongoing and anticipated to generate additional drill targets on the greater Tintic Project property.

The development of an underground ramp, which commenced in July 2022, was completed to the 625 level in Q3 2023 with the breakthrough occurring at the end of September. The Company anticipates that the decline ramp will improve underground access for exploration and may potentially support an increase in productivity and mining rates in the future.

The ability to achieve any increase in production and the capital required to increase production are the subject of pending technical work. There can be no assurance that technical work will provide justification for further development, support the ability to increase production or demonstrate the ability to increase production through a low-capital expenditure expansion of the existing facilities. The ability to recommence and expand operations is subject to risks which include the possible need for additional or amended permits, licenses and approvals, risks related to mining operations, the need for additional capital and/or operating expenditures, commodity prices justifying such work, potential scarcity of employees, environmental risks and approvals and the limited knowledge of the mineralized material available on site.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, resumed in the second quarter of 2023 and, suspended again in December 2023. If and when small-scale test-mining at Trixie re-commences, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company’s cash flow and potential profitability. The Company cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Trixie, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

On March 15, 2024, the Company announced the 2024 Trixie MRE. Compared to the previous 2023 Trixie MRE, contained gold ounces in measured and indicated resources decreased by 29% and inferred resources decreased by 79% primarily due to lower estimated grades that incorporated an updated geologic model interpretation and conversion of inferred resources. Drill results and underground mapping from the 2023 exploration program improved the knowledge of the extent and distribution of mineralization, resulting in modeling improvements to both mineralization and the historical mine shape model. A technical report in respect of the 2024 Trixie MRE titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" and dated April 25, 2024 (with an effective date of March 14, 2024) was subsequently filed on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company’s issuer profile on April 26, 2024.

The test mining operations at Trixie were suspended in December 2023 and are expected to remain in care and maintenance for the foreseeable future. As such, on December 31, 2023, an impairment charge of $160.5 million on the Trixie test mine was recorded and the net assets of the Trixie test mine were written down to their net estimated recoverable amount (including mining interest and property, plant and equipment). Management continues to review its options for next steps at the Tintic Project.

Please see the caution section "Risk Factors: Operations Not Supported by a Feasibility Study".

6.4.San Antonio Gold Project – Sonora State, Mexico

In addition to the Cariboo Gold Project and Tintic Project, the Company also owns the San Antonio Gold Project. The San Antonio Gold Project is not considered a material property of the Company as of September 30, 2024 and the date of this MD&A, and has been under care and maintenance since Q3 2023. No drilling has occurred on the San Antonio Project since 2021 and there has not been any ongoing exploration program in respect of the San Antonio Gold Project since then.

The San Antonio Gold Project is a past-producing oxide copper mine. In 2020, following the acquisition of this project, the Company concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities. The Company has filed preventive reports for the processing of the gold stockpile on site and for a drilling program for the Sapuchi, Golfo de Oro and California zones.

The Company also initiated the following activities:

●	Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental ("MIA"));
●	An environmental baseline study (completed);
●	Awarding the Engineering, Procurement, Construction and Management contract for the process of the stockpile.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

On April 29, 2023, Mexico's Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years and may allow authorities to cancel concessions if no work is done on them within two years. The Company is closely monitoring the situation and will continue to assess the potential impacts on its Mexican assets.

Since Osisko Development's acquisition of the San Antonio Project in November 2020, the Company has successfully achieved the following operational milestones:

●	The construction of a leach pad and carbon in column plant at the end of 2021 to process stockpiled mineralized material.
●	1.1 million tonne stockpile with an average grade of 0.58 g/t Au was placed on the heap leach pad.
●	A total of 13,591 net ounces of gold was sold from the San Antonio heap leach pad.
●	Processing of the stockpile inventory was completed in Q3 2023.

Permitting

The Company continued the various permitting activities starting in 2020. These activities consist of obtaining the permits for the MIA and the change of use of land while continuing the work required to complete the environmental baseline study. Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, and Sapuchi 4 E-82/40888.

All documentation required for the change of use land and EA permits were filed and the Company was awaiting the granting of these two permits by the Mexican government. In early December 2022, the director of SEMARNAT announced a moratorium on all environmental permits for open pit operations, which will be denied with no approval process in place until further notice. Subsequently, the Company received communication that the MIA would not be approved. Management withdrew both permit applications with the intent to refile once the moratorium is lifted or a clear approval process is in place. The approval process for environmental permits for mining may resume after the conclusion of the governor and presidential elections which were held in July 2024. The newly elected president of Mexico has taken office as of October 1, 2024.

Exploration Program

A two-phase 45,000-meter drilling campaign was initiated during 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 meters and historic drilling validation for the three main target areas: Sapuchi, California and Golfo de Oro. The Company anticipates exploration potential to expand both oxide and sulphide resources.

On September 30, 2022, the Company announced an initial open pit mineral resource estimate for the San Antonio Project ("MRE Sapuchi"). See tables below. The 2022 MRE Sapuchi covers a portion of the Sapuchi – Cero Verde trend that encompasses five deposits: Sapuchi, Golfo de Oro, California, Calvario and High Life over approximately 2.8 km along strike, a maximum width of 600 metres (m) to a maximum depth of 300 m below surface.

The MRE Sapuchi is based on 84,454 m of current and verified historic drilling in 579 holes, of which 27,870 m of drilling in 177 holes were performed by the Company in 2021. Gold mineralization is hosted within altered hydrothermal breccia and sediments, as stockwork quartz veins and veinlets, adjacent to intrusions and fault structures and often associated with iron carbonate minerals. Metallurgical testing has shown amenability of leaching in the oxide materials and recommendations of milling in the transition and sulphide zones. No drilling has occurred on the San Antonio Project since 2021 and there has not been any ongoing exploration program in respect of the San Antonio Gold Project since then.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

For further information regarding the San Antonio Project, please see the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 with an effective date of June 24, 2022 on the Company's website or under the Company's issuer profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Stockpile

In the first quarter of 2022, Sapuchi Minera commenced processing its stockpile inventory through sodium cyanide heap leach pads ("heap leach pad") and carbon-in-column processing plant. The Company realized its first gold sales in July 2022 and generated gold sales totaling 10,478 net ounces in 2022. During the year ended December 31, 2023, Sapuchi Minera sold 3,113 net ounces of gold sold. Processing of the stockpile inventory was completed in Q3 2023.

On September 30, 2022, the San Antonio gold project was written down to its net estimated recoverable amount of $35.0 million ($nil net of the stream financing). The net book value of the project as at September 30, 2024 remains $nil.

Status

The San Antonio gold project continues to be in care and maintenance. The Company awaits next steps from the government of Mexico with respect to the permitting process and the status of open pit mining in the country. In addition, the Board of Directors has authorized a strategic review of the San Antonio Project.

7.SUSTAINABILITY ACTIVITIES

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

●	Promoting the mining industry and its benefits to society;
●	Promoting the Company’s values through our three pillars of Sustainability; Good neighbor, Engaged workforce and Environmental stewardship;
●	Developing and maintaining strong relationships with First nations, stakeholders, the Federal, Provincial and Municipal governments where the Company has activities and projects;
●	Supporting the economic development of regions where it operates;
●	Promoting diversity and inclusivity throughout the organization and the mining industry; and
●	Encouraging investee companies and our contractors to adhere to the same areas of focus in sustainability.

The following are a few highlights from each of the projects:

Barkerville
●	Positive relationship with Lhtako Dené Nation since 2015. Agreements include engagement protocol (signed in 2016), relationship agreements (2016) and life of project agreement (2020);
●	Positive relationship with Xatśūll First Nation and with Williams Lake First Nation ("WLFN") since 2016 and 2017 respectively;

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

●	Positive relationship with the District of Wells in British Columbia since 2016 and a Memorandum of Understanding signed in early 2022 to facilitate discussions for a project agreement;
●	Open and transparent dialogue with the Ministry of Energy Mines and Low Carbon Innovation and The Ministry of the Environment and Climate Change Strategy to ensure positive relations;
●	Installation of a water treatment plant to treat contact water and effluent completed;
●	Reclamation work started on the Mosquito Creek old mine site;
●	Signature of Collaboration Agreement for the reclamation of the Jack of Clubs Lake mining legacy site with the Crown Contaminated Site Program of the BG Ministry of Forest.
●	Initiation of the second Sustainable Workforce Initiative for underground miner training to provide skills training to support a local workforce;
●	Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives;
●	The Company in partnership with the Lhtako Dené Nation, initiated and is developing a stewardship society focused on the recovery of southern mountain caribou populations around Wells BC and, the enhancement and recovery activities of Bowron River sockeye and chinook salmon runs; and
●	On July 5, 2022, The Company and WLFN entered into a participation agreement.
Tintic
●	Building positive relationships with the Utah Department of Environmental Quality, Divisions of Air Quality and Water Quality.
●	Implementation of environmental management plans for water, storm water and waste management for the Trixie test mine.
●	Building positive relationships with many stakeholders and local providers towards the development of the project.
●	Submission of the LOM to the Utah Division of Oil, Gas and Mining, the Small Source Exemption for Air Quality to the Division of Air Quality.
Sapuchi Minera
●	Reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities.
●	An environmental baseline study was completed.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

8.FINANCIAL PERFORMANCE

Consolidated statements of loss

The following table presents summarized statements of loss for the three and nine months September 30, 2024 and 2023 (in thousands of dollars):

		Three months ended		Nine months ended
		September 30,		September 30,
		2024	2023	2024	2023
		$	$	$	$
Revenue	(a)	161	10,421	4,560	24,719
Operating expenses
Cost of sales	(a)	(99)	(10,087)	(4,777)	(25,900)
Other operating costs	(b)	(7,660)	(6,759)	(23,348)	(20,788)
General and administrative	(c)	(7,910)	(9,382)	(20,281)	(29,926)
Exploration and evaluation		(54)	(646)	(234)	(1,686)
Impairment of assets	(d)	—	—	(5,438)	—
Operating loss		(15,562)	(16,453)	(49,518)	(53,581)
Other income, net of other expense	(e)	(17,713)	9,788	(19,718)	9,310
Loss before income taxes		(33,275)	(6,665)	(69,236)	(44,271)
Income tax recovery (expense)		(589)	(458)	(1,296)	493
Net loss		(33,864)	(7,123)	(70,532)	(43,778)

(a)	For the three and nine months ended September 30, 2024, the Company recognized respectively $0.2 million and $4.6 million in revenues for operations at the Trixie test mine. In comparison, the Company recognized $10.4 million and $24.7 million in revenues, respectively for the three and nine months ended September 30, 2023, from the sales of recovered gold and silver from its Bonanza Ledge II project, Trixie test mine operations and Sapuchi stockpile project. The costs of sales in relation to the gold and silver sold of $0.1 million and $4.8 million were also recognized in the consolidated statement of loss for the three and nine months ended September 30, 2024 (2023 - $10.1 million and $25.9 million, respectively).
(b)	For the three and nine months ended September 30, 2024, other operating costs amounted to $7.7 million and $23.3 million (2023 - $6.8million and $20.8 million, respectively). These costs are related to the care and maintenance costs at the Cariboo Project, the Tintic test mine and the San Antonio Project.
(c)	General and administrative expenses of $7.9 million for the three months ended September 30, 2024 (2023 – $9.4 million) include $2.2 million of salaries and benefits (2023 – $3.7 million), $1.5 million of share-based compensation expense (2023 – $2.0 million) and $4.2 million of administrative expenses (2023 – $3.7 million) such as insurance fees and legal and other consulting fees. General and administrative expenses of $20.3 million for the nine months ended September 30, 2024 (2023 – $30.0 million) include $6.0 million of salaries and benefits (2023 – $11.0 million), $1.7 million of share-based compensation expense (2023 – $6.1 million) and $12.6 million of administrative expenses (2023 – $12.9 million). The decreases are primarily due to a lower employee compensation expense related mainly to the reduction of the workforce compared to the comparative periods and general decrease in activities.
(d)	For the nine months ended September 30, 2024, an impairment charge of $5.4 million was recorded on certain individual assets at the Trixie test mine and at the Cariboo Gold Project.
(e)	For the three and nine months ended September 30, 2024, other expense net of other income amounted to $17.7 million and $19.7 million respectively (2023 – other income, net of other expense of $9.8 million and $9.3 million, respectively). The amount includes the recognition of the accretion expense net of the

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

change in fair value of the warrant liability and foreign exchange loss related to impact of variation in exchange rates.

9.CASH FLOWS

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	$	$	$	$
Cash flows
Operations	(13,034)	(9,446)	(35,176)	(35,446)
Working capital items	773	365	607	1,797
Operating activities	(12,261)	(9,081)	(34,569)	(33,649)
Investing activities	(12,274)	(4,531)	(28,686)	(49,616)
Financing activities	31,879	(1,704)	59,448	48,768
Decrease in cash and cash equivalents before effects of exchange rate changes on cash	7,344	(15,316)	(3,807)	(34,497)
Effects of exchange rate on changes on cash and cash equivalents	(211)	(90)	1,165	51
Decrease in cash and cash equivalents	7,133	(15,406)	(2,642)	(34,446)
Cash and cash equivalents – beginning of period	33,680	86,904	43,455	105,944
Cash and cash equivalents – end of period	40,813	71,498	40,813	71,498

Three months ended September 30, 2024 and 2023

Operating Activities

In Q3 2024 cash flows used in operating activities amounted to $12.3 million compared to $9.1 million in Q3 2023. The increase in cash flows used in operating activities is mainly due to lower revenues and related level of operations at all the sites compared to 2023, including the related impact on items of working capital.

Investing Activities

Cash flows used in investing activities amounted to $12.3 million in Q3 2024 compared to cash flows used in investing activities of $4.5 million in Q3 2023. In Q3 2023, the Company received proceeds from disposal of investments and reclamation deposits compared to an increase in reclamation deposits in Q3 2024. Additions to mining interests, property, plant and equipment and exploration and evaluation expenses for Q3 2024 amounted to $10.8 million compared to $11.7 million in Q3 2023. The decrease is primarily due to a reduction in mining development activities, mainly related to the decrease in exploration spending at the Tintic Project.

Financing Activities

Net cash inflows in financing activities amounted to $31.9 million in Q3 2024 compared to cash outflow amounted of  $1.7 million in Q3 2023.  In Q3 2024, an amount of US$25.0 million ($33.8 million) was drawn under the Credit Facility, net of US$0.7 million ($1.1 million) of fees. As at September 30, 2024, the Credit Facility is fully drawn.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Nine months ended September 30, 2024 and 2023

Operating Activities

For the nine months ended September 30, 2024 cash flows used in operating activities amounted to $34.6 million compared to $33.6 million for the comparative period of 2023. The increase in net cash flows used in operating activities is mainly due to lower revenues and related level of operations at all the sites compared to 2023, including the related impact on items of working capital.

Investing Activities

Cash flows used in investing activities amounted to $28.7 million for the nine months ended September 30, 2024 compared to cash flows used in investing activities of $49.6 million in 2023. The decrease is primarily due to the reduction in mining development activities impacting the level of additions in mining interests and property, plant and equipment. In addition, additional proceeds were received from the disposal of investments and property, plant and equipment, assets classified as held for sale and other investments compared to in the first nine months of 2023.

Financing Activities

The cash flows provided by financing activities amounted to $59.4 million for the first nine months of 2024 compared to cash flows provided by financing activities of $48.8 million for the same period of 2023. In 2023, the Company completed a bought deal financing of $51.8 million while in 2024, the Company drawn an amount of US$50.0 million ($67.7 million) under the Credit Facility.

Since the inception of the Company up to the date of this MD&A, a total of $745.4 million of capital has been raised through brokered and non-brokered private placement financings, stream financings, a bought deal public offering and a credit facility.

9.1.Liquidity and Capital Resources

As at September 30, 2024, the Company has a negative working capital of $64.7 million, which included cash and cash equivalent balance of $40.8 million. The Company also has an accumulated deficit of $581.8 million and incurred a net loss of $70.5 million for the nine months ended September 30, 2024. The working capital as at September 30, 2024 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures through September 30, 2025. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company’s ability to continue as a going concern, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The accompanied unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material. In assessing whether a going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling investments from its existing portfolio, project debt finance, offtake or royalty financing and other capital markets alternatives. However, there can be no assurance that the Company will be able to obtain adequate financings in the future, or at terms favorable to the Company.

Significant variations in the liquidity and capital resources for the three months ended September 30, 2024 are explained under section 9. Cash Flows. The Company is dependent upon raising funds in order to fund future capital expenditures and development programs. See section 13. Risk and Uncertainties of this MD&A for more details.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

10.FINANCIAL POSITION

(in thousands of dollars)	September 30, 2024	December 31, 2023	Variance (%)
	$	$
Cash and cash equivalents	40,813	43,455	(6)%
Restricted Cash	2,600	2,424	7%
Amounts receivable	2,493	3,952	(37)%
Inventories	5,495	7,203	(24)%
Other current assets	5,570	5,307	5%
Assets classified as held for sale	1,005	5,369	(81)%
Total Current Assets	57,976	67,710	(14)%
Investment in associates	12,803	13,034	(2)%
Other investments	9,917	19,393	(49)%
Mining Interests	480,249	451,695	6%
Property, plant and equipment	87,716	97,285	(10)%
Exploration & evaluation	79,141	70,135	13%
Other assets	39,230	44,628	(12)%
Total Assets	767,032	763,880	0%
Total Current Liabilities	122,627	57,333	114%
Lease liabilities	595	624	(5)%
Long-term debt	6,346	5,102	24%
Deferred Consideration and contingent payments	7,938	10,545	(25)%
Contract liability	37,718	31,700	19%
Environmental rehabilitation provision	62,940	72,525	(13)%
Total non-current financial liabilities	6,346	5,102	24%
Other non-current liabilities	—	863	(100)%
Total Liabilities	238,164	178,692	33%
Total Equity	528,868	585,188	(10)%
Total Liabilities and Equity	767,032	763,880	0%

The Company’s cash and cash equivalents balance on September 30, 2024 decreased from the amount held on December 31, 2023, as described in section 9. Cash Flows.

The decrease in cash and cash equivalents and the disposal of a portion of the equipment classified as assets held for sale explain mainly the decrease in total current assets.

The increase in mining interests is mainly due to the detailed engineering on reclamation work, water treatment, waste management, the expenditures related to the permit application and for the bulk sample at the Cariboo Gold Project. The decrease in property, plant and equipment is mainly related to the impairment charge recorded and described in section 8. Financial Performance as well as depreciation expense for the period. The increase in exploration and evaluation is largely related to the resource estimate and exploration program on the Tintic Project.

Other investments decreased due to the overall change in fair values and partial dispositions of holdings in the Company’s investment portfolio.

The increase in current liabilities is mainly due to the amount drawn on the Credit Facility and the classification of the warrant liability as current liabilities as a consequence of the application of the Amendments to IAS 1 as described in Note 3 to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024.

The increase in long-term debt is mainly due to additions to mining equipment financings. The decrease in environmental rehabilitation provision is explained by the reclassification to current liabilities in connection with the expected schedule of settlement.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

10.1.Investment in associates and other investments

The Company’s assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

Fair value of marketable securities

The following table presents the carrying value and fair value of the remaining investments in marketable securities (excluding warrants and convertible debt) as at September 30, 2024 and December 31 2023 (in thousands of dollars):

	September 30, 2024		December 31, 2023
	Carrying	Fair	Carrying	Fair
Investments	value(i)	value(ii)	value(i)	value(ii)
	$	$	$	$
Associates	12,803	22,628	13,034	10,192
Other	9,917	9,917	19,393	19,393
	22,720	32,545	32,427	29,585

(i)	The carrying value corresponds to the amount recorded on the consolidated statement of financial position, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.
(ii)	The fair value corresponds to the quoted price of the investments on a recognized stock exchange or the share price of the most recent private placement for private companies, for the respective period.

Main Investments

The following table presents the main investments of the Company in marketable securities as at September 30, 2024:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Limited (associate)	46,885,240	16.7

Falco Resources Limited (“"Falco”")

Falco's main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. In January 2024, Falco announced that it had entered into an operating license and indemnity agreement (the "OLIA") with Glencore Canada Corporation (“"Glencore”") pursuant to which, Glencore granted Falco, subject to terms and conditions contained in the OLIA, a license to utilize a portion of its lands in which Falco will use to develop and operate the Horne 5 gold project.

In October 2024, Falco announced the closing of the hearings in relation to the Office of Public Hearings on the Environment (“"BAPE”") process. The BAPE report is due to be sent to the Minister of Environment of Quebec by December 26, 2024 and its publication is scheduled for mid-January 2025. This is an important milestone for the development of the Horne 5 gold project. As at September 30, 2024, the Company holds 46,885,240 common shares representing a 16.7% interest in Falco (17.3% as at December 31, 2023). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

10.2.Financings

Current year financing

2024 Credit Facility

On March 1, 2024, the Company, as guarantor, and Barkerville, its wholly owned subsidiary, as borrower, entered into a credit agreement with National Bank of Canada, as lender and administrative agent, and National Bank Financial Markets, as mandated lead arranger and sole bookrunner, in connection with a US$50 million delayed draw term loan. The Credit Facility had an original term of 12 months from the closing date, being February 28, 2025. On June 10, 2024, the Company entered into an amending agreement to the Credit Facility to extend the maturity date of the Credit Facility to October 31, 2025, subject to the Company completing a capital raise of at least US$20 million prior to October 31, 2024. With the closing of the two tranches of the non-brokered financing, totaling gross proceeds of US$34.5 million in October 2024, the maturity date has been extended to October 31, 2025. The amendments also provide for the reduction in the mandatory prepayment amount to 50% for the incremental amount of capital raised in excess of US$25 million in respect of certain financings. The Credit Facility will be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo Gold Project. On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn under the Credit Facility, net of US$0.7 million ($0.9 million) of fees. On September 4, 2024, an amount of US$25.0 million ($33.8 million) was drawn under the Credit Facility, net of US$0.7 million ($1.1 million) of fees. In connection with the closing of the non-brokered private placements subsequently to September 30, 2024 and as described below, the maturity date of the Credit Facility was extended to October 31, 2025. Following the completion of the non-brokered private placement, subsequent to Q3 2024 and pursuant to the Credit Facility agreement, the Company completed a mandatory prepayment of US$4.6 million on October 29, 2024.

2024 Non-Brokered Private Placement

The Company completed a non-brokered private placement of units pursuant to which the Company issued an aggregate of 19,163,410 units at a price of US$1.80 per unit for gross proceeds of approximately US$34.5 million, comprising (i) 13,426,589 units at a price of US$1.80 per unit for gross proceeds of approximately US$24.2 million, which closed on October 1, 2024 and (ii) 5,736,821 units at a price of US$1.80 per unit for gross proceeds of approximately US$10.3 million, which closed on October 11, 2024. Each unit consists of one common share of the Company and one common share purchase warrants of the Company entitling the holder of each common share purchase warrant to purchase one additional common share at a price of US$3.00 on or prior to October 1, 2029.

Following the completion of the non-brokered private placement described above and pursuant to the Credit Facility agreement, the Company completed a mandatory prepayment of US$4.6 million on October 29, 2024.

2024 Brokered private placement

On November 12, 2024, the Company completed a brokered private placement pursuant to which the Company issued an aggregate of 31,946,366 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$57.5 million, including the exercise in full of the options granted to the agents of the offering (the "Offering"). Each unit consists of one common share of the Company and one common share purchase warrant of the Company entitling the holder thereof to purchase one additional common share at a price of US$3.00 on or prior to October 1, 2029. In connection with the brokered private placement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Prior years financings

2023 Bought Deal Public Offering

On March 2, 2023, the Company completed a bought deal public offering of an aggregate of 7,841,850 units of the Company (the "Units") at a price of $6.60 per Unit, for aggregate gross proceeds of approximately $51.8 million (the "Public Offering"), including the full exercise of the over-allotment option. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant (each, a "Warrant") of the Company.

Each Unit is comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of $8.55 per Common Share for a period of 36 months following the date hereof, subject to adjustments. The Public Offering was co-led by Eight Capital and National Bank Financial Inc., acting as co-lead underwriters and joint bookrunners, and on behalf of a syndicate of underwriters including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp., Haywood Securities Inc., and PI Financial Corp. (collectively, the "Underwriters"). The Underwriters were paid a cash commission equal to 5% of the gross proceeds of the Offering.

For a breakdown of the Company’s use of proceeds, refer to Summary of Use of Proceeds from Financings below.

2022 Brokered private placement

On March 2, 2022, the Company completed a brokered private placement issuing (i) 9,525,850 brokered units (each, a "Brokered Unit") at a price of $4.45 per Brokered Unit for gross proceeds of $42.4 million and (ii) 13,732,900 brokered subscription receipts (each, a "Brokered Subscription Receipt") at a price of $4.45 per Brokered Subscription Receipt for gross escrowed proceeds of $61.1 million (the "Brokered Private Placement"), each of the numerical values provided on a pre-share consolidation basis.

Each brokered unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $22.80 ($7.60 pre-share consolidation) per common share until March 2, 2027, being the date that is 5 years following the closing date of the Brokered Private Placement.

Each Brokered Subscription Receipt entitles the holder to receive one Brokered Unit, upon the satisfaction of the following escrow release conditions (the "Brokered Escrow Release Conditions"):

a)	the completion, satisfaction or waiver of all conditions precedent to the Tintic acquisition in accordance with the Tintic definitive agreements and all regulatory approvals;
b)	the Company and the underwriters of the Brokered Private Placement, having delivered a completion notice and direction to TSX Trust Company, as escrow agent in respect of the Brokered Subscription Receipt, in accordance with the terms of the subscription receipt agreement dated March 2, 2023 confirming that the condition set forth in the condition above has been met; and
c)	the conditions are met on or before June 15, 2022.

On May 27, 2022, the Company met the Brokered Escrow Release Conditions and the escrowed proceeds of $61.1 million (including accrued interest) were released to the Company.

The total issuance costs related to the Brokered Units amounted to $3.5 million and have been allocated against the common shares and warrants issued.

The fair value of the warrants issued was evaluated using the residual method and were valued at $1.6 million, net of issuance costs.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

2022 Non-Brokered private placements

The Company completed three tranches of non-brokered private placements, issuing subscription receipts (each, a "Non-Brokered Subscription Receipt") at a price of US$3.50 per Non-Brokered Subscription Receipt, with (i) the first tranche closed on March 4, 2022 issuing 24,215,099 subscription receipts for gross proceeds of US$84.8 million ($108.1 million) (ii) the second tranche closed on March 29, 2022 issuing 9,365,689 subscription receipts for gross proceeds of US$32.8 million ($41 million), and (iii) the third tranche closed on April 21, 2022 issuing 512,980 subscription Receipts for gross proceeds of US$1.8 million ($2.2 million) (collectively, the "Non-Brokered Private Placement"), each of the numerical values provided on a pre-share consolidation basis.

Each Non-Brokered Subscription Receipt entitles the holder to receive one non brokered unit, upon the satisfaction of the escrow release condition to list the Company’s common shares on the New York Stock Exchange (the "Non-Brokered Escrow Release Condition"). Each non-brokered unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of US$18.00 (US$6.00 pre-share consolidation) per common share until May 27, 2022, being the date that is 5 years from the date of issue of the warrants.

On May 27, 2022, the Company having met the Non-Brokered Escrow Release Condition and regulatory including TSX-V approvals, the escrowed gross proceeds of US$119.4 million (including accrued interest) were released to the Company.

Issuance costs incurred amounted to $2.8 million related to the issuance of Non-Brokered Subscription Receipts are recognized as contributed surplus in the statements of financial position.

2022 OBL Stream

The Company entered into a binding term sheet with Osisko Bermuda Limited ("OBL") for a stream on the metals produced from Tintic for total cash consideration of US$20 million. Under the terms of the Stream, the Company will deliver to OBL 2.5% of all metals produced from Tintic at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been delivered, the Stream rate will decrease to 2.0% of all metals produced. Closing of the Stream occurred in the third quarter of 2022 and the proceeds from the Stream are being used to advance the development of Tintic.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Summary of Use of Proceeds from financings

As at September 30, 2024 (in millions of dollars)

	Prior/Current
Description	Disclosure(1)	Actual Spent	Remaining
2024 – Credit Facility	$67.7	$43.7		$24.0
Cariboo Gold Project - Detail engineering and pre-construction activities
2023 - Bought deal Units(2)
Tintic, Cariboo Gold Project, Corporate G&A & working capital
1. Development and Advancement of Tintic Project
1.1 Infill and exploration drilling on existing resource	$7.0	$8.0		$—
1.2 Regional Drilling	$7.0	$7.3		$—
1.3 Surface geochemical surveys, surface and underground sampling and mapping, GIS compilation sampling and mapping, GIS compilation	$2.0	$3.1		$—
1.4 Operational permits & environmental studies	$2.7	$0.8		$—
1.5 Update mineral resource estimate, metallurgical test work and LIDAR survey	$0.5	$0.2		$—
1.6 Contingencies (10%)	$1.9	$—		$—
1.7 General & Administrative Costs and Working Capital	$—	$15.6		$2.3
2. Development Permitting and Advancement of Cariboo Gold Project
2.1 Pre-permitting and environmental assessment	$14.5	$14.1		$—
2.2 General & Administrative Costs and Working Capital	$16.2	$0.3		$—
Sub-Total	$51.8	$49.4		$2.3
2022 – Brokered Subscription Receipts(2)	$59.7	$59.7	$	Nil
Corporate G&A & working capital
2022 – Non-Brokered Subscription Receipts(2)	$148.2	$133.7		$14.5
Tintic acquisition and other
2022 – Brokered Units(2)	$40.3	$40.3	$	Nil
Cariboo Gold and San Antonio projects, G&A & working capital

Notes:

(1)	Amounts presented are on a gross basis.
(2)	The remaining net proceeds as at September 30, 2024 from the Non-Brokered Private Placement Offering is approximately $14.5 million and the Public Offering is equal to approximately $2.3 million. The Company intends to use such remaining net proceeds for the advancement of its mineral assets and corporate general and administrative costs and working capital. As at September 30, 2024, there are no remaining proceeds from the Brokered Private Placement.

11.SUMMARY OF QUARTERLY RESULTS

Selected financial results for the previous quarters reported, which have been derived from the financial statements prepared in accordance with IFRS are shown in the table below (in thousands of dollars, except per share amounts):

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Revenues	161	2632	1,767	6,906	10,421	10,847	3,451	19,225	22,791
Net loss	(33,864)	(28,680)	(7,988)	(138,095)	(7,123)	(13,318)	(23,337)	(64,897)	(103,731)
Net loss per share	(0.40)	(0.34)	(0.09)	(1.64)	(0.08)	(0.16)	(0.30)	(0.86)	(1.37)
Net loss diluted per share	(0.40)	(0.34)	(0.09)	(1.64)	(0.08)	(0.16)	(0.30)	(0.86)	(1.37)

12.TRANSACTIONS BETWEEN RELATED PARTIES

Please refer to details on the related party transactions in Note 31 of the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2022. No significant changes have occurred during the three and nine months ended September 30, 2024.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

13.COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As of September 30, 2024, the Company had the following minimum contractual obligations and commitments (in thousands of dollars):

	Total(1)	Less than 1 year	1-2 years	More than 3 years
Accounts payable and accrued liabilities	27,336	27,336	—	—
Lease obligations	948	353	595	—
Mining equipment financings (principal)	11,362	5,019	5,816	527
Credit Facility (principal)	66,697	66,697	—	—
Deferred consideration(2)	11,313	3,375	3,375	4,563
Warrant liability	4,921	4,921	—	—
Purchase obligations	7,083	6,862	221	—
Capital commitments	10,286	10,286	—	—
Total	139,946	124,849	10,007	5,090

Notes:

(1)	The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.
(2)	The deferred consideration obligation of US$8.3 million ($11.3 million) can be settled in cash or by issuing the equivalent number of common shares of the Company at settlement dates.

14.SEGMENTED DISCLOSURE

The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville), in Mexico (Sapuchi) and in USA (Tintic), and are detailed as follow as at September 30, 2024 (in thousands of dollars):

Non-Current Assets

	September 30, 2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	11,686	18,507	9,037	39,230
Mining interest	421,778	18,202	40,269	480,249
Property, plant and equipment	57,550	9,825	20,341	87,716
Exploration and evaluation assets	3,896	—	75,245	79,141
Total non-current assets (Excluding investments)	494,910	46,534	144,892	686,336

Mining Interests

	Canada	Mexico	USA	Total
	$	$	$	$
Compensation	7,762	4,833	6,365	18,960
Exploration Drilling	65,690	18,765	—	84,455
Consulting Expenditures	76,271	127	914	77,312
Acquisition Cost	258,152	57,038	169,175	484,365
Asset retirement obligation	24,715	10,596	4,048	39,359
Depreciation	7,472	(4,708)	3,022	5,786
Tax Credits	(12,979)	—	—	(12,979)
Impairment of assets	(59,000)	(81,000)	(160,484)	(300,484)
Other	53,695	12,552	17,228	83,475
Total mining interest	421,778	18,203	40,268	480,249

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

	For the period ended September 30, 2024
	Canada	Mexico	USA	Total
	$	$	$	$
Operating loss
Revenues	293	—	4,267	4,560
Cost of Sales	(224)	—	(4,553)	(4,777)
Other operating costs	(12,933)	(5,127)	(5,288)	(23,348)
General and administrative expenses	(16,222)	(1,691)	(2,368)	(20,281)
Exploration and evaluation	(141)	(93)	—	(234)
Impairment of assets	(4,895)	—	(543)	(5,438)
Operating loss	(34,122)	(6,911)	(8,485)	(49,518)

15.OFF-BALANCE SHEET ITEMS

There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

16. RISKS AND UNCERTAINTIES

The Company’s activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to the ones below, could materially affect the Company’s financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the "Cautionary Note Regarding Forward-Looking Information" for more information. The reader should carefully consider these risks as well as the information disclosed herein and, in the Company’s most recent unaudited condensed interim consolidated financial statements and audited consolidated financial statements for the years ended December 31, 2023 and 2022.

The Company’s view of risks is not static, and readers are cautioned that there can be no assurance that all risks to the Company, at any point in time, can be accurately identified, assessed as to significance or impact, managed or effective controlled or mitigated. There can be additional new or elevated risks to the Company that are not described herein.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure under the heading "Risk Factors" contained in the Company’s annual information form dated March 28, 2024, for the year ended December 31, 2023 (the "AIF"), which disclosure is hereby incorporated by reference herein. The AIF and other publicly filed disclosure regarding the Company, which are available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Risks relating to Additional Financing and Dilution

Osisko Development's development and exploration activities are subject to financing risks. At the present time, the Company has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company’s ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company’s shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company’s Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

financing(s) could have a material adverse effect on the Company’s growth strategy, results of operations, financial condition and project scheduling.

Risks related to mining operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company.

Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Operations Not Supported by a Feasibility Study
Certain operations of the Company including the test mining at Bonanza Ledge II Project and Trixie test mine, have operated without the benefit of a feasibility study including mineral reserves, demonstrating economic and technical viability, and, as a result, there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved. The failure to commence or continue production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and potential profitability.
Negative Operating Cash Flow

The Company has negative cash flow from operations. As a result of the expected expenditures to be incurred by the Corporation for the development of the Company’s material projects, the Company anticipates that negative operating cash flows will continue until one or both of the Company’s material projects enters commercial production (if at all). There can be no assurance that the Company will generate positive cash flow from operations in the future. The Company will require additional capital in order to fund its future activities for its material projects. To the extent that the Company continues to have negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. Furthermore, additional financing, whether through the issue of additional equity and/or debt securities and/or project level debt, will be required to continue the development of the  Company’s material projects and there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. Failure to obtain additional financing or to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

No Earnings and History of Losses

The business of developing and exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration and test mining programs will result in profitable operations. The Company has not determined whether any of its properties contain economically recoverable reserves of mineralized material and currently has minimal or no revenues from its projects; therefore, the Company does not generate sufficient cash flows from its operations. There can be no assurance that significant additional losses will not occur in the future. The Company’s

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

operating expenses and capital expenditures may increase in future years with advancing exploration, development, and/or production from the Company’s properties. The Company does not anticipate receiving sufficient revenues from operations to offset operational expenditures in the foreseeable future and expects to incur losses until such time as one or more of its properties enters into commercial production and generates sufficient revenues to fund continuing operations. There is no assurance that any of the Company’s properties will eventually graduate to commercial operation. There is also no assurance that new capital will become available, and if it is not, the Company may be forced to substantially curtail or cease operations.

Foreign Exchange Risks

The Company is subject to currency risks. The Company’s functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company’s activities are located in Canada, Mexico and the U.S.A., and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Company maintains its principal office in Montreal (Canada), maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

The Company’s assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian dollars, U.S. dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Company’s costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Company’s activities.

Risks relating to Taxation Laws

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s liquidities. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Permits, Licences and Approvals
The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.
First Nations
The legal nature of first nation land claims is a matter of considerable complexity. The impact of any such claim on the Company's material properties cannot be predicted with any degree of certainty. There is no assurance that any first nation claims, should they arise, can be successfully addressed. In the event a claim arose in respect of the Company's material property and not addressed successfully or in a timely manner, such claim may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, the process of addressing such

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

claims, regardless of the outcome, is expensive and time consuming and could result in delays which could have a material adverse effect on the Company's business and financial results.
Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Company holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs, preliminary economic assessment and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of, if applicable, preliminary economic assessment and production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Uninsured Risks and Hazards

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Company’s business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Company.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

Fluctuation in market value of Osisko Development Common Shares

The market price of Osisko Development Common Shares is affected by many variables not directly related to the corporate performance of the Company, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Osisko Development Shares in the future cannot be predicted and may cause decreases in asset values, which may result in impairment losses.

17.DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in reports files with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at September 30, 2024.

Management’s Report on Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer, together with Management, have evaluated whether there were changes to the ICFR during the three and nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No such changes were identified through their evaluation. The  Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

18.BASIS OF PRESENTATION OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Please refer to the basis of presentation and statement of compliance in Note 2 of the Company’s unaudited condensed interim consolidated financial statements for the period ended September 30, 2024.

19.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgments in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the years ended December 31, 2023 and 2022.

20.FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024.

Management of Financial Risk

Currency Risk

The Company is exposed to financial risk due to changes in foreign exchange rates. The Company operates in the United States and Canada, and a portion of its expenses are incurred in Canadian dollars. A significant change in the exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and cash flows. The Company has not hedged its exposure to currency fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and cash equivalents and receivables.

The Company’s cash is held in large Canadian and U.S. financial institutions. The Company does not deem that it has significant credit risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements by taking into account anticipated cash expenditures for its exploration and operational activities.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2024

The Company will pursue additional equity, stream or debt financing as required to meet its long-term commitments. There is no assurance that such financing will be available or that it will be available on favorable terms.

21.TECHNICAL INFORMATION

The scientific, geological, and technical information contained in this MD&A has been reviewed and approved by Daniel Downton P.Geo., Chief Resource Geologist of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

22.SHARE CAPITAL STRUCTURE

As of the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	136,580,233
Stock options	5,229,369
RSU's(1)	1,219,125
DSU’s	577,963
Warrants	78,068,475
Fully diluted share capital	221,675,165

(1) The figure shown represents the number of RSUs granted and outstanding.

23.APPROVAL

The Board oversees Management's responsibility for financial reporting and internal control systems through its Audit Committee. The Audit Committee meets quarterly with Management and with Company’s independent auditors to review the scope and results of the annual audit and quarterly reviews, respectively, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board and submitted to the shareholders. The Board has approved the Financial Statements and the disclosure contained in this MD&A as of November 12, 2024.